Securities Compliance Group Ltd

520 W. Roosevelt Road #201

Wheaton, IL 60187

(888) 978-9901

www.IBankAttorneys.com

March 9, 2015

Via EDGAR

Ms. Sonia Gupta Barros

Associate Director

Securities and Exchange Commission

Div. of Corporate Finance

Washington, D.C.

Re: Trimax Consulting, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed January 30, 2015

File No. 333-200344

Dear Ms. Gupta Barros,

On behalf of Trimax Consulting, Inc. (the “Registrant” or the “Company”), we respond below to comments of the SEC staff on the above-referenced registration statement. We set forth specific staff comment and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation:

1. We note your revised disclosure in response to comment 3 of our letter dated January 16, 2015 indicating an estimated minimum cost of $250,000 for your plan of operations over the next twelve months. We also note your disclosure in your Results of Operations from May 19 through October 31, 2014 on page 29 and your disclosure in your Development Stage and Capital Resources section on page 29 indicating that you require a minimum of $40,000 of funding from the offering to implement your plan of operations for the next twelve months. Please revise to reconcile this discrepancy.

Response

The Registrant has amended its Results of Operations disclosures as follows:

Results of Operations

Our cash balance is $7,000 as of December 31, 2014 with $9,713 in liabilities. Our cash balance is not sufficient to fund our limited levels of operations for any period of time without further revenue or proceeds from this offering. We have may utilize funds from Oeshadebie Toelaram-Waterford our Chief Executive Officer and director, who has informally agreed to advance funds to allow us to pay for offering costs, filing fees, and professional fees. Ms. Toelaram-Waterford however, has no formal commitment, arrangement or legal obligation to advance or loan funds to the company. In order to implement our plan of operations for the next twelve month period, we require a minimum of $250,000 of funding from this offering. After the initial twelve month period we may need additional financing. We do not currently have any arrangements for additional financing.

The Registrant has amended its Development Stage and Capital Resources disclosures as follows:

Development Stage and Capital Resources

We are attempting to raise funds to proceed with our plan of operation. To proceed with our operations within 12 months, we need a minimum of $250,000. We cannot guarantee that we will be able to sell all the shares required to satisfy our 12 months financial requirement. If we are successful, any money raised will be applied to the items set forth in the Use of Proceeds section of this prospectus. We will attempt to raise at least the minimum funds necessary to proceed with our plan of operation.

General Comment

The Registrant draws to the attention of the Commission that it has updated and amended its registration statement to reflect audit financial statements

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

Trimax Consulting, Inc.